UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2021

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On December 10, 2021, NLS Pharmaceutics Ltd., or the Registrant, convened an Extraordinary Meeting of Shareholders, or the Meeting. At the Meeting, a quorum was present, and the shareholders of the Registrant approved all agenda items as originally proposed.

Amendment to Articles of Association

On December 10, 2021, the Registrant filed Amended and Restated Articles of Association, or the Articles, with the commercial registry of the Canton of Zurich, Switzerland, thereby transferring the registered seat of the Registrant from Stans (Nidwalden) to Kloten (Zurich), changing its domiciled address to The Circle 6, Postfach, 8058 Zurich and increasing: (i) its authorized share capital, until December 10, 2023, to a maximum amount of CHF 147,485.36 through the issuance of not more than 7,374,268 registered shares and (ii) its conditional share capital for employee and advisory options of the Registrant to the maximum amount of CHF 42,182 through the issuance of not more than 2,109,100 registered shares.

The foregoing description of the Articles is qualified in its entirety by reference to the Articles filed as Exhibit 3.1 hereto, which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.
3.1	Amended and Restated Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: December 14, 2021	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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